File No. 70-9069

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                         Post-Effective Amendment No. 5

                              FORM U-1 APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                             Conectiv Services, Inc.
                                 800 King Street
                              Wilmington, DE 19899

                       Delmarva Capital Investments, Inc.
                                 800 King Street
                              Wilmington, DE 19899

                            Conectiv Solutions, Inc.
                                 800 King Street
                              Wilmington, DE 19899
                       ----------------------------------
                    (Names of companies filing this statement
                  and addresses of principal executive offices)


                                    Conectiv
                     ---------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                         -------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

         Peter F. Clark                         Joyce Koria Hayes, Esquire
         General Counsel                        7 Graham Court
         Conectiv                               Newark, DE 19711
         800 King Street
         Wilmington, DE 19899

Item 1. Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.   Background

     Conectiv, a Delaware corporation and a registered holding company, holds interests in certain direct and indirect nonutility subsidiary companies, including ATE Investments, Inc. ("ATE"), which owns equity interests in three leveraged leases and a 94% limited partnership interest in EnerTech Capital Partners, L.P. ("EnerTech"), a company that invests in companies developing energy-related technologies. By Commission order dated December 16, 1998 (Holding Co. Act Release No. 26953) (the "Restructuring Order"), Conectiv was authorized to restructure its nonutility subsidiaries in two phases that would ultimately result in, among other things, ATE being acquired by Delmarva Capital Investments, Inc. (to be renamed Conectiv Property and Investments, Inc. ("CPI")). Conectiv intended to use CPI to hold passive investments. As a result of the restructuring, Conectiv's active direct nonutility subsidiaries would be reduced to just three companies: CPI; Conectiv Services, Inc. ("CSI"), a company directly and indirectly engaged in energy-related services; and Conectiv Energy Supply, Inc., a company directly and indirectly engaged in the marketing of energy. As discussed below, Conectiv Solutions, Inc. ("Solutions") is to be merged into CSI during phase one of the restructuring. For purposes of this Application, Conectiv, CPI, Solutions and CSI are the "Applicants."

B.   Requested Authorization

     Conectiv now proposes to contribute stock in ATE to Solutions. Applicants believe that the technology investments held by ATE through EnerTech are more directly related to the energy-related services conducted by CSI and, therefore, should be placed in the CSI chain of subsidiaries. In addition, Applicants believe that repositioning EnerTech indirectly below CSI may provide favorable tax treatment for EnerTech's investments./1 Applicant's request for authorization to reorganize its nonutility businesses is supported by the Commission's order in Cinergy Corp., Holding Co. Act Release No. 26984 (Mar. 1,
1999)./2

     The investments made by and proposed to be made by EnerTech relate to the businesses in which CSI is authorized to engage. Solutions (and after the merger of Solutions into CSI, CSI) was authorized under Commission order dated February 25, 1998 (Holding Co. Act Release No. 26832) ("Merger Order") to engage in a variety of activities, directly or through subsidiaries, including energy management and consulting services that "may include: technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies and other similar or related services." In recognition of the Solutions/CSI communications, information systems and data processing authority, Conectiv Communications, Inc., an exempt telecommunications company will be made a subsidiary of Solutions/CSI under the Restructuring Order.

     The Merger Order also stated that "Solutions provides service line repair and extended warranties with respect to all of the utility or energy-related service lines that enter a customer's house, as well as utility bill insurance and other similar or related services." The Merger Order also provides that "In connection with its activities, Solutions from time to time may form new subsidiaries to engage in the above activities, or acquire the securities or assets of nonassociate companies that derive substantially all of their revenues from the above activities." As a subsidiary of Solutions, ATE and ATE's subsidiaries would have authority to invest, directly and indirectly, in companies developing technologies related to any of these permissible lines of business.

-----------------
1/ In the Restructuring Order, the Commission granted Conectiv the authority to retain certain passive nonregulated investments for tax or other reasons, rather than hold them directly or indirectly through subsidiaries.

2/ See also, Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).


C.   Statement Under Rule 54.

     Rule 54 under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if rules 53(a), (b) or (c) are satisfied. As demonstrated below, such rules are satisfied.

     Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and its subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. Due to earnings of the EWG that have not been distributed, the net book investment in the EWG is $5.065 million. However, there has been no additional post-merger investment in this EWG by Conectiv or a subsidiary.

     Conectiv and its subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.

Item 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

Total                               $7,500

Item 3. Applicable Statutory Provisions.

     Sections 9, 10 and 11 of the Act and the rules thereunder apply to the transactions proposed in this Application.

Item 4. Regulatory Approval.

     No  state  or  federal   commission,   other  than  this  Commission,   has
jurisdiction over the proposed transactions.

Item 5. Procedure.

     Applicants request that the Commission issue and publish not later than July 9, 1999 the requisite notice under rule 23 with respect to the filing of this Application. Applicants further request that such notice specify a date not later than August 3, 1999 as the date after which the Commission may issue an order granting this Application and that the order be issued as expeditiously as possible thereafter.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6. Exhibits and Financial Statements.

          a)   Exhibits:

               F    Opinion of counsel

               G    Form of notice

          b)   Financial Statements:

               Since the action proposed herein involves only a contribution of capital to a subsidiary in the form of stock held in another subsidiary, financial statements are omitted.


Item 7. Information as to Environmental Effects.

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                              Conectiv
                                              Conectiv Services, Inc.
                                              Delmarva Capital Investments, Inc.
                                              Conectiv Solutions, Inc.




                                              By: /s/  Philip S. Reese
                                              Philip  S. Reese
                                              Treasurer


                                              Dated: July 1, 1999

EXHIBIT F

July 1, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549


                                     Re:   Conectiv
                                           SEC File No. 70-9069

Dear Sir or Madam:

     As General Counsel for Conectiv, a Delaware corporation ("Conectiv"), I have acted as counsel to Conectiv in connection with Post-Effective Amendment No. 5 to the Application/Declaration on Form U-1 (File No. 70-9069) (hereinafter the "Amendment") filed with the Securities and Exchange Commission ("Commission") jointly by Conectiv and Delmarva Capital Investments, Inc. (to be renamed Conectiv Property and Investments, Inc.), Conectiv Solutions, Inc. ("Solutions") and Conectiv Services, Inc. ("CSI"), each a nonutility subsidiary of Conectiv (each an "Applicant" and collectively the "Applicants"). In this amendment, Conectiv proposes to contribute stock in ATE Investments, Inc. to Solutions (or, after the merger of Solutions into CSI, to CSI) (the "Proposed Transaction").

     I am a member of the bar of the State of Delaware, the state in which certain of the Applicants are incorporated or qualified to do business. I am also a member of the bar of the Commonwealth of Virginia, a state in which certain of the Applicants are authorized to do business. I am not a member of the bars of the States of Maryland or New Jersey or the Commonwealth of Pennsylvania, states in which certain of the Applicants are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to Conectiv who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Conectiv who are members of the bars of the States of Maryland and New Jersey and the Commonwealth of Pennsylvania.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established relied upon statements contained in the Amendment.

     The opinions expressed below with respect to the Proposed Transaction are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (a) The Commission shall have duly entered an appropriate order or orders with respect to the Proposed Transaction, as described in the Amendment, permitting the Amendment to become effective under the Act and the rules and regulations thereunder, and the Proposed Transaction is consummated in accordance with the Amendment and the Commission's orders.

     (b) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     (c) Appropriate corporate action will have been taken by both the contributor and the acquirer of the securities and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     (d) Each of the Applicants, and their subsidiaries involved in the Proposed Transaction, will at the time of the Proposed Transaction be a duly incorporated corporation or duly formed limited liability company or partnership in the jurisdiction in which it is domiciled.

     Based on the foregoing and subject the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the Proposed Transaction is consummated in accordance with the Amendment:

     1. All state laws applicable to the Proposed Transaction will have been complied with.

     2.   Each   Applicant  is,  and  will  be  at  the  time  of  the  Proposed
          Transaction, duly formed or incorporated under the laws of the jurisdiction in which it is domiciled.

     3. Each Applicant will legally acquire any equity securities or assets pursuant to the Proposed Transaction.

     4. The consummation of the Proposed Transaction will not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof.

     I hereby consent to the use of this opinion in connection with the Application.


                                                        Very truly yours,

                                                        //s// Peter F. Clark

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION
(Release No.       )


July __, 1999

     Conectiv, a registered holding company, and its subsidiary companies Conectiv Solutions, Inc. ("Solutions"), Conectiv Services, Inc. ("CSI") and Delmarva Capital Investments, Inc., have filed an application under sections 9, 10 and 11 of the Public Utility Holding Company Act of 1935, as amended. Applicants seek authorization for Solutions or CSI, if at the time the merger of Solutions into CSI has been implemented, to acquire the common stock of ATE Investments, Inc.

     The filings and amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by , to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                Jonathan G. Katz
                                                Secretary